700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

CYNTHIA A. NASTANSKI
SENIOR VICE PRESIDENT, CORPORATE LAW
AND DEPUTY CORPORATE SECRETARY

February 11, 2016

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

PepsiCo, Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Annual Report on Form 10-K for the year ended December 26, 2015, which was filed with the Securities and Exchange Commission on February 11, 2016. The Annual Report contains the information required by Section 13(r)(2) of the Act.

Respectfully submitted,
PEPSICO, INC.

/s/ Cynthia Nastanski
Name: Cynthia Nastanski
Title:    Senior Vice President,
Corporate Law and
Deputy Corporate Secretary